                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                    FORM 11-K

                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999





           ROCKWELL INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES






                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                               PAGE NO.
                                                                                                               --------
INDEPENDENT AUDITORS' REPORT                                                                                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                                    2

   Statements of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1999 and the Nine Month Period Ended December 31, 1998                                          3

   Notes to Financial Statements                                                                                  4

SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999                              11

SIGNATURE                                                                                                       S-1

EXHIBIT:

  Independent Auditors' Consent                                                                                 S-2

INDEPENDENT AUDITORS' REPORT

To the Rockwell International Corporation Retirement Savings Plan for
  Represented Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees (formerly Reliance Electric Company Savings and Investment Plan for Hourly Employees-Madison, Indiana) (the "Plan") as of December 31, 1999 and 1998 and the statements of changes in net assets available for benefits for the year ended December 31, 1999 and the nine month period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the nine month period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of December 31, 1999 listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                   1999         1998
                                                ----------   ----------
INVESTMENTS:
  Master Defined Contribution Trust             $7,039,089   $       --
  Aetna Growth & Income Equity Account                  --       48,300
  Bankers Trust Pyramid Equity Index Fund               --       78,702
  Merrill Lynch Basic Value Fund                        --       64,210
  Bankers Trust Pyramid Stable Value GIC                --       15,327
  Merrill Lynch Retirement Preservation Trust           --      214,014
  Short-term investments                                --       11,141
  Loan fund                                         49,078           --
                                                ----------   ----------

          Total investments                      7,088,167      431,694
                                                ----------   ----------

RECEIVABLES:
  Contributions receivable                              --       26,107
  Interest and dividends receivable                     --           73
                                                ----------   ----------

          Total receivables                             --       26,180
                                                ----------   ----------

TOTAL NET ASSETS
  AVAILABLE FOR BENEFITS                        $7,088,167   $  457,874
                                                ==========   ==========


See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE NINE MONTH
PERIOD ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                           1999         1998
                                                        ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                                   $  457,874   $       --
                                                        ----------   ----------

INCOME:
  Earnings from investments:
    Net earnings in Master Defined Contribution Trust      107,494           --
    Interest                                                 4,760        5,284
    Dividends                                                   --        1,237
    Net appreciation in fair value of investments            5,495       13,252
                                                        ----------   ----------

          Total earnings from investments                  117,749       19,773
                                                        ----------   ----------

  Contributions:
    Employer                                               167,230      107,020
    Employee                                               474,546      331,081
                                                        ----------   ----------

         Total contributions                               641,776      438,101
                                                        ----------   ----------

          Total income                                     759,525      457,874
                                                        ----------   ----------

EXPENSES:
  Payments to participants or beneficiaries                 57,008           --
  Administrative expenses                                   25,681           --
                                                        ----------   ----------

           Total expenses                                   82,689           --
                                                        ----------   ----------

NET INCOME                                                 676,836      457,874
                                                        ----------   ----------

NET TRANSFERS TO THE PLAN                                5,953,457           --
                                                        ----------   ----------

NET INCREASE                                             6,630,293      457,874
                                                        ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                         $7,088,167   $  457,874
                                                        ==========   ==========


See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1999 AND
THE NINE MONTH PERIOD ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees (formerly Reliance Electric Company Savings and Investment Plan for Hourly Employees-Madison, Indiana) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

      Effective January 1, 1999, the name of the Plan was changed from the Reliance Electric Company Savings and Investment Plan for Hourly Employees
      - Madison, Indiana to the Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees. See Note 6 which describes changes to the Plan.

      a. General - The Plan is a defined contribution plan sponsored by Rockwell International Corporation ("Rockwell"). The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo N.A. (the "Trustee") is the trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

            Effective April 1, 1999, the Plan's investments have been transferred into the Rockwell International Master Defined Contribution Trust (the "Master Trust"). See Note 4 for further information. Participants may direct contributions to the investment options available to the participants as described in the Plan document.

                Diversified Fund - Invests principally in common stocks and convertible securities.

                Aggregate Bond Index Fund - Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

                Stable Value Fund - Invests in insurance contracts and fixed income securities.

                Balanced Fund - Invests in a diversified mix of fixed income and equity securities.

                S&P 500 Index Fund - Invests principally in the stocks of companies that comprise the Standard & Poors 500 Index.

                Mid-Cap Equity Fund - Invests principally in equity securities of companies with medium market capitalizations.

                International Equity Fund - Invests in equity securities of companies outside the United States.

                Stock Fund B (employee contributions) - Effective November 1, 1999 invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

            Other funds of the Plan include:

                Stock Fund F - Holds the common stock of Meritor Automotive,
                      Inc. ("Meritor").

                Stock Fund H - Holds the common stock of Conexant Systems, Inc.
                      ("Conexant"). See Note 6

                Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

                Loan Fund - Represents outstanding participant loan balances.

            Stock Funds F and H are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distributions from such funds. Any dividends received on behalf of these funds are paid to the Stable Value Fund.

      b. Participation - Open to participants at certain locations as defined in the Plan document. Eligible employees may elect to contribute from 1% to 16% of their pre-tax base compensation. Certain participants who have completed six months of service are eligible to receive matching company contributions. The Rockwell matching contribution is 50% of participant contributions, up to the first 5% of the participant's contribution for the Allen-Bradley IAM Union participant group and 50% of participant contributions up to the first 6% of the participant's contributions for the Madison participant group. No Rockwell contributions are made to the participant accounts of the Chicago Service Center, Hamilton, and Euclid participant groups. The Rockwell matching contributions are made to the Stock Fund A and the Interest Accumulation Fund in 1999 and 1998, respectively. Plan participants can elect to have their contributions invested in 1% increments in the different funds available.

      c. Vesting - Employee contributions are fully vested. Rockwell matching contributions for the former participants in the Employee Savings and Investment Plan for Represented Hourly Employees (formerly Allen-Bradley IAM Union) are vested 20% after the participant has completed one year of service, 40% after two years of service and are fully vested after the participant has completed three years of vested service. Rockwell matching contributions for the Madison, Indiana groups of participants are vested after the participant has completed three years of vesting service.

      d. Short-term Investments - The trustee makes short-term investments of available cash until amounts are invested or disbursed in accordance with Plan participant elections.

      e. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

      f. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment.

            Upon termination of employment, participants may elect to receive the vested portion of their account balance (employee and employer contributions), in the form of a lump sum.

            Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions), in the form of a lump sum, or they may elect to receive annual installment payments for up to 10 years.

      g. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contribution to the Plan in accordance with ERISA. In the event the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

      h. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Loans are secured by the balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have two outstanding loans at a time.

      i. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Valuation of Investments - Investments in securities and short-term investments are stated at fair value as measured by readily available market prices; investments in contracts with insurance companies, included in general accounts, are stated at contract value. According to the provisions of AICPA Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans," the Guaranteed Investment Contracts are deemed to be fully benefit responsive; as such the contracts are presented at contract value on the face of the financial statements. The crediting interest rate was 6.01% at December 31, 1998. The average yield for the contract was 4.2% at December 31, 1998. The Plan did not hold any guaranteed investment contracts as of December 31, 1999. Mutual fund investments are valued at net asset value at which shares of the fund may be purchased or redeemed. The loan fund is stated at cost which approximates fair value.

      b. Security Transactions and Investment Income - Purchase and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

      c. Expenses - The Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

      c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

      e. Reclassification - As permitted by AICPA Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP No. 99-3"), the Plan's 1998 statement of net assets available for benefits and statement of changes in net assets available for benefits were reclassified to eliminate the by-fund reporting.

3.    TAX STATUS

      The Plan has not yet obtained a determination letter from the Internal Revenue Service. Rockwell, however, believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualifies under Section 401(a) to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    MASTER DEFINED CONTRIBUTION TRUST

      At December 31, 1999, with the exception of the participant loan fund, the Plan's investment assets are held in the Master Defined Contribution Trust ("Master Trust"), at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records of the purpose of allocating the net earnings of the investment accounts to the various participating trusts.

      The investment accounts of the Master Trust are valued at fair value at the end of each day. If available, quoted market prices are used to value investments at fair value. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The investment funds held by the Master Trust are the same as those discussed in Note 1.

      The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 1999 is summarized as follows:

Cash and equivalents                                            $    57,771,160
Corporate bonds and debentures                                       42,402,523
Common stocks                                                     4,428,191,177
Mutual Funds                                                        503,123,568
Stable Value Fund                                                   547,797,792
Guaranteed investment contracts                                     147,012,701
Accrued income                                                        4,091,896
                                                                 --------------

     Net assets available for benefits                          $ 5,730,390,817
                                                                 ==============


The net earnings of the Master Trust for the year ended December 31, 1999 is summarized as follows:

Interest                                                        $    49,441,701
Dividends                                                            57,083,001
Net appreciation (depreciation) in fair value of investments:
  U.S. Government securities                                           (375,707)
  Corporate bonds and debentures                                     (1,899,587)
  Common stocks                                                   2,074,314,661
  Mutual funds                                                      151,108,840
  Other                                                                (392,165)
                                                                ---------------

          Net earnings                                          $ 2,329,280,744
                                                                ===============


      The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was less than 1% at December 31, 1999. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 1999. Prior to the transfer of assets to the Master Trust in April 1999, income of $4,760 and net appreciation of $5,495 occurred in the various investment funds.

5.    NON PARTICIPANT-DIRECTED INVESTMENTS

      In the period January 1, 1999 through March 31, 1999, prior to the inclusion of the Plan's assets into the Master Trust (see Note 4), and for the nine month period ended December 31, 1998, the interest accumulation fund was considered to be a nonparticipant-directed fund under SOP No.99-3. Information about the significant components of the changes in net assets for the three-month period ended March 31, 1999 relating to nonparticipant-directed investments is as follows:


Contributions                                   $ 48,903
Interest                                           3,728
Transfers to participant-directed investments       (649)
                                                --------

        Changes in net assets                   $ 51,982
                                                ========

      Information about the net assets at December 31, 1998 and the significant components of the changes in net assets for the nine-month period then ended relating to non-participant-directed investments is as follows:


Net Assets:
  Guaranteed investment contract                $213,949
  Short-term investments                              29
  Contributions receivable                        10,744
  Interest and dividends receivable                   73
                                                --------

     Net assets available for benefits          $224,795
                                                ========

Changes in Net Assets:
  Contributions                                 $220,177
  Interest                                         4,618
                                                --------

     Changes in net assets                      $224,795
                                                ========


6.    CHANGES IN THE PLAN

      In January 1999, Rockwell approved a series of changes to the Plan that became effective April 1, 1999. These changes included transferring the Plan's investments into the Master Trust (Note 4), changing the investment options under the Plan to those discussed in Note 1, permitting two concurrent participant loans, permitting participants to invest employee contributions in 1% increments among all eight investment funds (described in Note 1c), and allowing employees to elect pre-tax or after-tax employee contributions daily.

      In December 1999, the Reliance Electric Industrial Company Voluntary Contributory Retirement Savings Plan with total assets of $3,162,659 was merged with the Plan and $2,708,480 in assets belonging to certain participant groups of the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees were transferred into the Plan.

7.    SUBSEQUENT EVENTS

      Effective June 1, 2000, Rockwell made changes to the Plan that included: increasing the number of investment options, paying quarterly dividends to participants, allowing for transfers of non-Rockwell stock funds to any of the investment funds, allowing for cash or stock to be received for distributions or in-service withdrawals from the Plan and allowing participants who are 55 years old with at least 5 years of service to transfer a portion of Rockwell contributions funds to other investment funds within the plan. Participants should refer to the Plan document for more information on these changes.



                                   * * * * * *

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR DECEMBER 31, 1999
--------------------------------------------------------------------------------

   COLUMN A                COLUMN B                               COLUMN C                         COLUMN D          COLUMN E

                     IDENTITY OF ISSUER,            DESCRIPTION OF INVESTMENT, INCLUDING
                       BORROWER, LESSOR                 COLLATERAL, RATE OF INTEREST,                                 CURRENT
                       OR SIMILAR PARTY               MATURITY DATE, PAR MATURITY VALUE              COST              VALUE
----------------     -------------------            ------------------------------------          ----------        ----------

       *             Wells Fargo, N.A.              Master Defined Contribution Trust             $6,980,832        $7,039,089

       *             Various Participants           Participant Loans; prime rate plus 1%, due
                                                    2000 to 2009                                      49,078            49,078
                                                                                                  ----------        ----------

                                                                                                  $7,029,910        $7,088,167
                                                                                                  ==========        ==========

*  Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administer has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.


ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES


By
  -------------------------------------
         Alfred J. Spigarelli
         Plan Administrator


Date: June 23, 2000

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-89219 of Rockwell International Corporation on Form S-8 and the Prospectus related thereto of our report dated June 23, 2000, appearing in the Annual Report on Form 11-K of the Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees for the year ended December 31, 1999.


Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000



                                      S-2